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Exhibit 99(e)(10)

The Wiser Oil Company Retention Plan

        In order to provide our employees with some degree of certainty in their employment, The Wiser Oil Company (the "Company") has sought and received approval from the Board of Directors to implement a retention plan to be activated in the event of a "Change of Control," as defined below. While the Company is not aware of any pending decisions regarding such an event, it is believed to be in the interest of our employees that such a plan be placed into effect as a precautionary matter to provide our personnel with the greatest protection possible as we move forward.

        The program that has been approved and placed into effect is activated upon the Company having a "Change of Control." In an event a "Change of Control" is triggered, upon one of the conditions outlined below occurring within six months after a "Change of Control," the provided policy is as follows:

  Four weeks pay for every year of service and fraction of a year service with a minimum severance of twenty-six (26) weeks. The maximum amount of severance is not to exceed fifty-two (52) weeks.

        For an employee to be entitled to receive a payment under this plan, the employee must experience one of the following conditions within six months following a Change of Control.

  (1)
  Be released from employment with the Company without cause, or;

  (2)
  be offered a position which would cause a material reduction in responsibility, or;

  (3)
  be offered a comparable position but be required to move his or her job location by more than 50 miles.

        A "Change of Control" will mean:

  (1)
  Sale, lease or other transfer of all or substantially all of the assets of the Company,

  (2)
  the adoption of the stockholders of a plan relating to the liquidation or dissolution of the Company,

  (3)
  the merger or consolidation of the Company with or into another entity or the merger of another entity into the Company or any subsidiary with the effect that immediately after such transaction the Company's stockholders immediately prior to the transaction hold less than 50 percent of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the entity surviving the merger or consolidation, or

  (4)
  the acquisition by any person, entity or group of more than 50 percent of the voting power of all securities of the Company generally entitled to vote in the election of directors of the Company.

        This retention plan will supercede our current severance policy in the case of a "Change of Control." The severance policy will continue to be in effect until the occurrence of a "Change of Control." An employee affected by a Change of Control event will not receive a separate severance plan payment.

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The Wiser Oil Company Retention Plan